

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2022

Balakrishnan B S Muthu
Chief Executive Officer
Verde Resources, Inc.
2 Cityplace Drive, Suite 200
St. Louis, MO 63141

> **Re: Verde Resources, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2021**
> **Filed November 12, 2021**
> **File No. 000-55276**

Dear Mr. Muthu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation